CUSIP No.  928241108

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             VIROPHARMA INCORPORATED
                                (Name of Issuer)

                     Common Stock, par value $.002 per share
                         (Title of Class of Securities)

                                    928241108
                                 (CUSIP Number)

                             Kenneth M. Socha, Esq.
                                     PSV, LP
                         The Army and Navy Club Building
                         1627 I Street, N.W., Suite 610
                              Washington D.C. 20006
                            Tel. No.: (202) 452-0101
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            Bruce A. Gutenplan, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                  July 1, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                       Continued on the following page(s)
                               Page 1 of 30 Pages
                             Exhibit Index: Page 20

CUSIP No.  928241108                                                Page 2 of 30


                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       PSV, LP f/k/a Perseus-Soros BioPharmaceutical Fund, LP

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)

       (b) |X|

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6      CITIZENSHIP OR PLACE OR ORGANIZATION
       Delaware


                               7   SOLE VOTING POWER
        NUMBER OF                  2,941,295(1)
         SHARES
      BENEFICIALLY             8   SHARED VOTING POWER
        OWNED BY                   0
          EACH                 9   SOLE DISPOSITIVE POWER
        REPORTING                  2,941,295(1)
         PERSON
          WITH                 10  SHARED DISPOSITIVE POWER
                                   0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,941,295(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.4%

14     TYPE OF REPORTING PERSON*
       PN

---------------
(1) Please see Item 4 of Schedule 13D filed on May 17, 1999 for a description of the Common Stock Conversion Ratio. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                                Page 3 of 30
                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       PSV GP, LLC f/k/a Perseus-Soros Partners, LLC

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)

       (b) |X|

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6      CITIZENSHIP OR PLACE OR ORGANIZATION
       Delaware

                                    7    SOLE VOTING POWER
         NUMBER OF                       2,941,295(1)
          SHARES                    8    SHARED VOTING POWER
       BENEFICIALLY                      0
         OWNED BY
           EACH                     9    SOLE DISPOSITIVE POWER
         REPORTING                       2,941,295(1)
          PERSON                    10   SHARED DISPOSITIVE POWER
           WITH                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,941,295(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.4%

14     TYPE OF REPORTING PERSON*
       OO

---------------
(1) Please see Item 4 of Schedule 13D filed on May 17, 1999 for a description of the Common Stock Conversion Ratio. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                                Page 4 of 30

                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       PSV Partners, LLC f/k/a Perseus BioTech Fund Partners, LLC

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)

       (b) |X|

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6      CITIZENSHIP OR PLACE OR ORGANIZATION
       Delaware

                                        7     SOLE VOTING POWER
                NUMBER OF                     0
                 SHARES                 8     SHARED VOTING POWER
              BENEFICIALLY                    2,941,295(1)
                OWNED BY
                  EACH                  9     SOLE DISPOSITIVE POWER
                REPORTING                     0
                 PERSON                 10    SHARED DISPOSITIVE POWER
                  WITH                        2,941,295(1)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,941,295(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.4%

14     TYPE OF REPORTING PERSON*
       OO
---------------
(1) Please see Item 4 of Schedule 13D filed on May 17, 1999 for a description of the Common Stock Conversion Ratio. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                                Page 5 of 30

                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       SFM Participation, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)

       (b) |X|

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6      CITIZENSHIP OR PLACE OR ORGANIZATION
       Delaware

                                       7     SOLE VOTING POWER
                NUMBER OF                    0
                 SHARES
              BENEFICIALLY             8     SHARED VOTING POWER
                OWNED BY                     2,941,295(1)
                  EACH                 9     SOLE DISPOSITIVE POWER
                REPORTING                    0
                 PERSON
                  WITH                 10    SHARED DISPOSITIVE POWER
                                             2,941,295(1)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,941,295(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.4%

14     TYPE OF REPORTING PERSON*
       PN
---------------
(1) Please see Item 4 of Schedule 13D filed on May 17, 1999 for a description of the Common Stock Conversion Ratio. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                                Page 6 of 30


                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       SFM AH, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)

       (b) |X|

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6      CITIZENSHIP OR PLACE OR ORGANIZATION
       Delaware

                                        7     SOLE VOTING POWER
                NUMBER OF                     0
                 SHARES                 8     SHARED VOTING POWER
              BENEFICIALLY                    2,941,295(1)
                OWNED BY
                  EACH                  9     SOLE DISPOSITIVE POWER
                REPORTING                     0
                 PERSON                 10    SHARED DISPOSITIVE POWER
                  WITH                        2,941,295(1)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,941,295(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.4%

14     TYPE OF REPORTING PERSON*
       CO
---------------
(1) Please see Item 4 of Schedule 13D filed on May 17, 1999 for a description of the Common Stock Conversion Ratio. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                                Page 7 of 30


                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       Rappahannock Investment Company

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)

       (b) |X|

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6      CITIZENSHIP OR PLACE OR ORGANIZATION
       United States

                                        7     SOLE VOTING POWER
                NUMBER OF                     0
                 SHARES                 8     SHARED VOTING POWER
              BENEFICIALLY                    2,941,295(1)
                OWNED BY
                  EACH                  9     SOLE DISPOSITIVE POWER
                REPORTING                     0
                 PERSON                 10    SHARED DISPOSITIVE POWER
                  WITH                        2,941,295(1)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,941,295(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.4%

14     TYPE OF REPORTING PERSON*
       CO

---------------
(1) Please see Item 4 of Schedule 13D filed on May 17, 1999 for a description of the Common Stock Conversion Ratio. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                                Page 8 of 30

                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       Frank H. Pearl (in the capacity described herein)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)

       (b) |X|

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6      CITIZENSHIP OR PLACE OR ORGANIZATION
       United States

                                        7     SOLE VOTING POWER
                NUMBER OF                     0
                 SHARES                 8     SHARED VOTING POWER
              BENEFICIALLY                    2,941,295(1)
                OWNED BY
                  EACH                  9     SOLE DISPOSITIVE POWER
                REPORTING                     0
                 PERSON                 10    SHARED DISPOSITIVE POWER
                  WITH                        2,941,295(1)


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,941,295(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.4%

14     TYPE OF REPORTING PERSON*
       IN

---------------
(1) Please see Item 4 of Schedule 13D filed on May 17, 1999 for a description of the Common Stock Conversion Ratio. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                                Page 9 of 30

                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       George Soros (in the capacity described herein)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)

       (b) |X|

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6      CITIZENSHIP OR PLACE OR ORGANIZATION
       United States

                                         7     SOLE VOTING POWER
                NUMBER OF                      0
                 SHARES                  8     SHARED VOTING POWER
              BENEFICIALLY                      2,941,295(1)
                OWNED BY
                  EACH                   9     SOLE DISPOSITIVE POWER
                REPORTING                      0
                 PERSON                  10    SHARED DISPOSITIVE POWER
                  WITH                         2,941,295(1)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,941,295(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.4%

14     TYPE OF REPORTING PERSON*
       IA
---------------

(1) Please see Item 4 of Schedule 13D filed on May 17, 1999 for a description of the Common Stock Conversion Ratio. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                               Page 10 of 30

                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       Soros Fund Management L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)

       (b) |X|

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6      CITIZENSHIP OR PLACE OR ORGANIZATION
       United States

                                        7     SOLE VOTING POWER
                NUMBER OF                     0
                 SHARES                 8     SHARED VOTING POWER
              BENEFICIALLY                    2,941,295(1)
                OWNED BY
                  EACH                  9     SOLE DISPOSITIVE POWER
                REPORTING                     0
                 PERSON                 10    SHARED DISPOSITIVE POWER
                  WITH                        2,941,295(1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,941,295(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.4%

14       TYPE OF REPORTING PERSON*
         00; IA
---------------
(1) Please see Item 4 of Schedule 13D filed on May 17, 1999 for a description of the Common Stock Conversion Ratio. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                               Page 11 of 30

                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       Stanley F. Druckenmiller

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)

       (b) |X|

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6      CITIZENSHIP OR PLACE OR ORGANIZATION
       United States

                                        7     SOLE VOTING POWER
                NUMBER OF                     0
                 SHARES                 8     SHARED VOTING POWER
              BENEFICIALLY                    0
                OWNED BY
                  EACH                  9     SOLE DISPOSITIVE POWER
                REPORTING                     0
                 PERSON                 10    SHARED DISPOSITIVE POWER
                  WITH                        0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%

14     TYPE OF REPORTING PERSON*
       IA

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                               Page 12 of 30

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Kenneth M. Socha (in the capacity contained herein)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

                                      7   SOLE VOTING POWER
                NUMBER OF                         0
                 SHARES               8   SHARED VOTING POWER
              BENEFICIALLY                        0
                OWNED BY
                  EACH                9   SOLE DISPOSITIVE POWER
                REPORTING                         0
                 PERSON               10  SHARED DISPOSITIVE POWER
                  WITH                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON*
         IA

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                               Page 13 of 30


         This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on May 17, 1999 (the "Original 13D"), relating to the common stock (the "Common Stock"), par value $.002 per share, issued by ViroPharma Incorporated, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D; except that the names of certain reporting persons shall be amended to reflect the name changes herein.

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated in its entirety as follows:

         This Amendment No. 1 is being filed on behalf of each of the following persons (collectively, the "Reporting Persons").

         (a) (i) PSV, LP (f/k/a Perseus-Soros BioPharmaceutical Fund, LP), a Delaware limited partnership (the "Purchaser");

         (ii) PSV GP, LLC (f/k/a Perseus-Soros Partners, LLC), a Delaware limited liability company ("PSV GP");

         (iii) PSV Partners, LLC (f/k/a Perseus BioTech Fund Partners, LLC), a Delaware limited liability company ("PSV Partners");

         (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation");

         (v) SFM AH, Inc., a Delaware corporation ("SFM AH");

CUSIP No.  928241108                                               Page 14 of 30


         (vi) Rappahannock Investment Company, a Delaware corporation ("Rappahannock");

         (vii) Mr. Frank H. Pearl ("Mr. Pearl");

         (viii) Mr. George Soros ("Mr. Soros");

         (ix) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

         (x) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

         (xi) Mr. Kenneth M. Socha ("Mr. Socha").

         The Purchaser was formed in order to engage in the acquiring, holding and disposing of investments in various companies. PSV GP is the general partner of the Purchaser and was formed to act as the general partner of the Purchaser. PSV Partners and SFM Participation are the managing members of PSV GP.

         PSV Partners was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Rappahannock is the managing member of PSV Partners and exercises exclusive management and control of PSV Partners. Mr. Pearl is the sole shareholder and Chairman of the Board of Rappahannock. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Amendment No. 1 as applicable is a list of the executive officers of Rappahannock.

CUSIP No.  928241108                                               Page 15 of 30


         As a result of an organizational change, Mr. Socha no longer may be deemed the beneficial owner of securities held for the account of the Purchaser and is no longer a Reporting Person.

         Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, PSV GP, PSV Partners, Rappahannock and Mr. Pearl may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

         SFM Participation was formed in order to engage in the acquiring, holding and disposing of investments in various companies. SFM AH is the general partner of SFM Participation. Mr. Soros is the sole shareholder of SFM AH. Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause SFM AH, as the general partner of SFM Participation, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership in SFM AH and (b) the assignment to SFM LLC of the general partnership interest in SFM Participation (the "SFM AH Contract"). Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Amendment No. 1 as applicable is a list of the directors and executive officers of SFM AH.

         Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, SFM Participation and SFM AH

CUSIP No.  928241108                                               Page 16 of 30


each may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

         On July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC. Mr. Druckenmiller no longer may be deemed to have the investment discretion over the securities held for the account of the Purchaser, and, as of July 1, 2000, is no longer a Reporting Person.

         Effective as of July 1, 2000, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated and there are no longer any Managing Directors. The business of SFM LLC is managed by Mr. Soros, in his capacity as Chairman and President.

         The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman and President of SFM LLC at SFM LLC's principal office.

         Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the SFM AH Contract, Mr. Soros, in his capacity as Chairman and President of SFM LLC, may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

         The address of the principal business and principal offices of (i) the Purchaser, (ii) PSV GP, (iii) PSV Partners, (iv) Rappahannock and (v) Mr. Pearl is The Army and Navy Club Building, 1627 I Street, N.W., Suite 610, Washington D.C. 20006. The present principal occupation or employment of Mr. Pearl is as executive

CUSIP No.  928241108                                               Page 17 of 30

officer of Perseus, L.L.C., a Delaware limited liability company, and its related entities. Mr. Pearl is a United States citizen.

         The address of the principal business and principal offices of (i) SFM Participation, (ii) SFM AH, (iii) Mr. Soros and (iv) SFM LLC is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

         (d) and (e). During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information contained herein concerning SFM Participation, SFM AH, SFM LLC, Mr. Soros and Mr. Druckenmiller has been provided by SFM LLC. The Purchaser, PSV GP, PSV Partners, Rappahannock Investment and Mr. Pearl assume no responsibility for such information. Information contained herein concerning the PSV Partners, Rappahannock Investment and Mr. Pearl has been provided by each such Reporting Person. The Purchaser, PSV GP, SFM Participation, SFM AH, SFM LLC, Mr. Soros and Mr. Druckenmiller assume no responsibility for such information.

         Item 3. Source and Amount of Funds or Other Consideration.

         No change.

CUSIP No.  928241108                                               Page 18 of 30

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented by the addition of the following:

         Pursuant to the Investment Agreement, Dennis Purcell became a director of the Company, effective June 22, 2000. Mr. Purcell is a member of PSV Partners. Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) On May 5, 1999, the Company issued to the Purchaser, and the Purchaser acquired, (i) 2,300,000 shares of the Series A Preferred Stock and
(ii) the Warrant to purchase an aggregate of 595,000 shares of Common Stock, subject to adjustment under certain circumstances. Shares of Series A Preferred Stock are convertible into shares of Common Stock at any time. The Warrant is exercisable at any time until May 5, 2004. As of June 30, 2000, the 2,300,000 shares of the Series A Preferred Stock were convertible into 2,346,295 shares of Common Stock as a result of adjustments to the Common Stock Conversion Ratio, as described in Item 4 of the Original 13D.

         As of June 30, 2000, each of the Reporting Persons may be deemed to beneficially own an aggregate of 2,941,295 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 15,183,552 shares of Common Stock outstanding as of May 11, 2000 as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, represents

CUSIP No.  928241108                                               Page 19 of 30


approximately 19.4% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

         As described in Item 4 of the Original 13D, the Common Stock Conversion Rate will be subject to adjustment if the Company elects not to pay dividends on the Series A Preferred Stock in cash when due, and such dividends are automatically added to the Liquidation Value of the Series A Preferred Stock.

         (b) (i) Each of the Purchaser and PSV GP may be deemed to have sole power to direct the voting and disposition of the 2,941,295 shares of Common Stock beneficially owned by the Purchaser.

         (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Amendment No. 1, each of the Reporting Persons, other than the Purchaser, PSV GP and Mr. Druckenmiller, may be deemed to share the power to direct the voting and disposition of the 2,941,295 shares of Common Stock beneficially owned by the Purchaser.

         (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

CUSIP No.  928241108                                               Page 20 of 30


         (e) As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Securities. As of June 30, 1999, Mr. Socha ceased to be the beneficial owner of more than five percent of the Securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No change.

Item 7.  Material To Be Filed as Exhibits.

         Exhibit 1 Joint Filing Agreement, dated July 7, 2000, among (i) PSV LP, (ii) PSV GP, LLC, (iii) PSV Partners, LLC, (iv) Rappahannock Investment Company, (v) SFM Participation L.P.,
                    (vi) SFM AH, Inc., (vii) Frank H. Pearl, (viii) George Soros, (ix) Soros Fund Management L.L.C., (x) Stanley F. Druckenmiller and (xi) Kenneth M. Socha.

         Exhibit 2: Power of Attorney dated January 27, 2000 appointing
                    Michael C. Neus and Richard D. Holahan, Jr., Attorney-In-Fact for George Soros.

         Exhibit 3: Power of Attorney dated January 27, 2000
                    appointing Michael C. Neus and Richard D. Holahan, Jr., Attorney- In-Fact for Stanley F. Druckenmiller.

CUSIP No.  928241108                                               Page 21 of 30


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2000

                                PSV, LP

                                By: PSV GP, LLC,
                                    General Partner

                                By: SFM Participation, L.P.,
                                    Member

                                By: SFM AH, Inc.,
                                    General Partner


                                By: /s/ Michael C. Neus
                                   --------------------------------
                                    Name: Michael C. Neus
                                    Title:  Vice President

                                PSV GP, LLC

                                By: SFM Participation, L.P.,
                                    Member

                                By: SFM AH, Inc.,
                                    General Partner


                                By: /s/ Michael C. Neus
                                   --------------------------------
                                    Name: Michael C. Neus
                                    Title:  Vice President

CUSIP No.  928241108                                               Page 22 of 30


                                PSV PARTNERS, LLC

                                By:  Rappahannock Investment Company,
                                     Managing Member

                                By:  /s/ Frank H. Pearl
                                   --------------------------------
                                     Name: Frank H. Pearl
                                     Title: Sole Shareholder

                                RAPPAHANNOCK INVESTMENT COMPANY


                                By:  /s/ Frank H. Pearl
                                   --------------------------------
                                     Name: Frank H. Pearl
                                     Title: Sole Shareholder

                                MR. FRANK H. PEARL


                                By:  /s/ Frank H. Pearl
                                   --------------------------------
                                     Name: Frank H. Pearl

                                SFM PARTICIPATION, L.P.

                                By:  SFM AH, Inc.,
                                     General Partner


                                By:  /s/ Michael C. Neus
                                   --------------------------------
                                   Name:  Michael C. Neus
                                   Title: Vice President

                                SFM AH, INC.


                                By:  /s/ Michael C. Neus
                                   --------------------------------
                                    Name:  Michael C. Neus
                                    Title:  Vice President

CUSIP No.  928241108                                               Page 23 of 30

                                MR. GEORGE SOROS


                                By:
                                     /s/ Michael C. Neus
                                   --------------------------------
                                     Name:  Michael C. Neus
                                     Title:  Attorney-in-fact

                                SOROS FUND MANAGEMENT LLC


                                By:  /s/ Michael C. Neus
                                   --------------------------------
                                     Name:  Michael C. Neus
                                     Title: Deputy General Counsel

                                MR. STANLEY F. DRUCKENMILLER


                                By:  /s/ Michael C. Neus
                                   --------------------------------
                                     Name:  Michael C. Neus
                                     Title:  Attorney-in-fact

                                MR. KENNETH M. SOCHA


                                By   /s/ Kenneth M. Socha
                                   --------------------------------
                                     Name: Kenneth M. Socha

CUSIP No.  928241108                                               Page 24 of 30

                                     ANNEX A

                       Executive Officers of Rappahannock


Name/Title/Citizenship      Principal Occupation         Business Address
----------------------      --------------------         ----------------

Kenneth M. Socha           Executive Officer of          c/o Perseus, LLC
Senior Vice President      Perseus and related entities  The Army and Navy Club
(United States)                                          Building
                                                         1627 I Street, NW
                                                         Suite 610
                                                         Washington, DC 20006

Rodd J. Macklin            Executive Officer of          c/o Perseus, LLC
Controller and Secretary   Perseus and related entities   The Army and Navy Club
(United States)                                          Building
                                                         1627 I Street, NW
                                                         Suite 610
                                                         Washington, DC 20006

         To the best of the Reporting Persons' knowledge:

     (a) None of the above persons hold any Common Stock or securities derivative thereof.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP No.  928241108                                               Page 25 of 30


                                     ANNEX B

                       Executive Officers of SFM AH, INC.


Name/Title/Citizenship     Principal Occupation            Business Address
----------------------     --------------------            ----------------

Michael C. Neus            Deputy General Counsel of       888 Seventh Avenue
President                  SFM LLC and General Counsel     33rd Floor
(United States)            of Soros Private Funds          New York, NY  10106
                           Management LLC

Daniel R. Eule             Tax Director of SFM LLC         888 Seventh Avenue
Vice President                                             33rd Floor
(United States)                                            New York, NY  10106

Eve Mongiardo              Chief Financial Officer         888 Seventh Avenue
Treasurer                  of Soros  Private Funds         33rd Floor
(United States)            Management LLC                  New York, NY  10106

Richard D. Holahan, Jr.    Assistant General Counsel of    888 Seventh Avenue
Secretary                  SFM LLC                         33rd Floor
(United States)                                            New York, NY  10106

         To the best of the Reporting Persons' knowledge:

         (a) None of the above persons hold any Common Stock or securities derivative thereof.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.